UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                  Commission File Number   001-13239
                                                         -----------------------

                               Aegis Realty, Inc.
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             (Exact name of registrant as specified in its charter)

                     625 Madison Avenue, New York, NY 10022
                                 (212) 421-5333
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $0.01 par value
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  [x]     Rule 12h-3(b)(1)(i)  [x]
            Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(1)(ii) [ ]
             Rule 12g-4(a)(2)(i)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
            Rule 12g-4(a)(2)(ii)  [ ]     Rule 12h-3(b)(2)(ii) [ ]
                                                   Rule 15d-6  [ ]


        Approximate  number of  holders  of record  as of the  certification  or
notice date:    0 (zero)*
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        * Effective as of March 26, 2003,  Aegis Realty,  Inc.  (the  "Company")
merged with and into Doubleday Station, LLC ("Doubleday"), with Doubleday as the surviving company in such merger. At the effective time of the merger, each outstanding share of common stock, par value $.01 per share, of the Company was converted into the right to receive the cash merger consideration.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    March 26, 2003                   By: /s/ Stuart Rothstein
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                                          Name:  Stuart Rothstein
                                          Title: Chief Financial Officer